MOSAIC
REAL SOLUTIONS. REAL RESULTS.

02 NOV 21 AM 11:23

November 20, 2002

02060271

By Overnight Courier

Securities and Exchange Commission
Office of International Finance
Division of International Corporate Finance
450 5th Street
Washington, D.C. 20549
Mail Stop 3-2

SUPPL

Ladies and Gentlemen:

Re: Mosaic Group Inc. (the "Corporation") 12g3-2(b) Exemption ID Number 82-34686

In accordance with Rule 12g3-2(b)(1)(i) under the Securities Exchange Act of 1934 (the "Exchange Act"), enclosed please find the Corporation's press release dated November 20, 2002 which is the most recent document publicly filed by the Corporation since the date of the Corporation's last furnishing to the Securities and Exchange Commission (the "Commission").

The above document is furnished to the Commission in furtherance of the Corporation retaining its exemption pursuant to Rule 12g3-2(b) under the Exchange Act, and this document should not be deemed to be filed pursuant to the Exchange Act.

Further to the instructions received by the Corporation from the Commission, the Corporation has indicated its exemption number (82-34686) in the upper right hand corner of each unbound page and the first page of each bound document submitted herewith.

Please acknowledge receipt of this letter by date-stamping the enclosed copy of this letter and returning it to my attention by means of the enclosed, stamped self-addressed envelope.

Should you have any comments or questions, please do not hesitate to telephone me directly at (416) 813-4276.

Yours very truly,

Cecile S. Chung
Legal Counsel

PROCESSED
DEC 30 2002
THOMSON
FINANCIAL

12/19

Encl.

cc: Ben Kaak, Mosaic Group Inc. (w/o attachments)
Catherine Barbaro, Mosaic Group Inc. (w/o attachments)
Jocelyn Arel, Testa, Hurwitz & Thibeault, LLP (w/o attachments)
John Pitfield, Testa, Hurwitz & Thibeault, LLP (w/o attachments)
Gregory Ashley, Testa, Hurwitz & Thibeault, LLP (w/ attachments)
Rubin Rapuch, Fraser Milner Casgrain LLP (w/o attachments)

Press Releases

Attention Business Editors:

Mosaic Group Inc. - Amendment to Credit Agreements not Forthcoming

TORONTO, Nov. 20 /CNW/ - Mosaic Group Inc. (TSX: MGX) announced today that while discussions with its Lenders continue, an amending agreement to reset financial covenants will not be forthcoming.

Mosaic Group Inc., with operations in the United States, Canada, and the United Kingdom, is a world-leading provider of results-driven, measurable marketing solutions for global brands. Mosaic specializes in three functional solutions: Direct Marketing Customer Acquisition and Retention Solutions; Marketing & Technology Solutions; and Sales Solutions & Research, offered as integrated end-to-end solutions. Mosaic differentiates itself by offering solutions steeped in technology, driven by efficiency and providing measurable and sustainable results for our Brand Partners. Mosaic trades on the TSE under the symbol MGX. Further information on Mosaic can be found on its web site at www.mosaic.com.

Forward Looking Statements

Mosaic and its representatives periodically make written and spoken forward-looking statements and projections, including those contained in the annual and quarterly reports to shareholders. Substantial risks and uncertainties exist with respect to such factors as the maintenance of client relationships, client credit risk, complying with terms of debt agreements, the performance of capital markets, changes in interest rates, changes in foreign currency exchange rates, the retention of key management and availability of employees for hire, changes in labour and other laws to which the Company is subject, the impact of terrorism on consumer and business behavior, competition, and overall economic performance, as well as various other risk factors that will be listed from time to time in Mosaic's reports or other forms of public disclosure whether written or oral. Because of these risks and uncertainties, actual results could differ materially from those contained in the Company's projections or other forward-looking statements. Mosaic cautions readers when making decisions to consider the risks and uncertainties inherent in relying on forward-looking statements made by the Company and its representatives at this or any other time.

%SEDAR: 00002180E

-30-

For further information: Please Contact - Ben Kaak, EVP & CFO, Mosaic Group Inc., (416) 813-4272, Email: kaakb@mosaicgroupinc.com; Catherine G. Barbaro, VP Legal, Mosaic Group Inc., (416) 813-4286, Email: barbaroc@mosaicgroupinc.com

Index of Releases